Segway VI Corp.
                          4400 Route 9 South, 2nd Floor
                           Freehold, New Jersey 07728

May 31, 2002

VIA EDGAR

Mr. Richard Lee
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Segway VI Corp.
                  Withdrawal of Form SB-2
                  File No. 333-62476

Dear Mr. Lee:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Segway VI Corp. ( the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form SB-2 filed with the Commission on June 7, 2001 (SEC File No. 333-62476) along with any exhibits filed thereto (the "Registration Statement").

Such withdrawal is requested as Segway VI Corp. could not find an escrow agent for reasonable fees to comply with Rule 419. In addition, the Company was going to utilize funds raised in the offering for its ongoing capital requirements. However, the Company determined that it could not use such funds until a merger took place.

Furthermore, no securities have been sold regarding the Form SB-2 Registration Statement offering. The Registration Statement has not been declared effective by the Commission.

Segway VI Corp. plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact the undersigned at (732) 409- 1212.

Very truly yours,

SEGWAY VI CORP.


By: /s/ Richard I. Anslow
--------------------------------------------
        Richard I. Anslow, President

RIA/tp